Exhibit 99.2

SOLARBANK CORPORATION

SECOND AMENDED AND RESTATED

EQUITY DISTRIBUTION AGREEMENT

October 3, 2024

Research Capital Corporation

1075 West Georgia Street, Suite 1920

Vancouver, British Columbia V6E 3C9

Research Capital USA Inc.

199 Bay Street, Suite 4500

Commerce Court West, Box 368

Toronto, Ontario M5L 1G2

H.C. Wainwright & Co., LLC

430 Park Avenue

New York, NY 10022

Ladies and Gentlemen:

Solarbank Corporation, a corporation governed by the Business Corporations Act (Ontario) (the “Company”), confirms its agreement (this “Agreement”) with Research Capital Corporation (the “Canadian Agent”), Research Capital USA Inc.(“Research USA”) and H.C. Wainwright & Co., LLC (“Wainwright” and, together with Research USA, the “U.S. Agents” and, together with the Canadian Agent, the “Agents”) with respect to the issuance and sale from time to time by the Company of shares (the “Offered Shares”) of the Company’s common shares without par value (the “Common Shares”), having an aggregate offering price of up to $15,000,000 (or the equivalent in Canadian currency) (the “Maximum Amount”) through or to the Agents, as sales agents, on the terms and subject to the conditions set forth in this Agreement (the “Offering”).

This Agreement amends and restates in its entirety that certain amended and restated equity distribution agreement dated as of May 23, 2024, between the Company, the Canadian Agent and Research USA (the “May 2024 Agreement”).

When determining the aggregate value of the Offered Shares sold, the Company will use the daily exchange rate posted by the Bank of Canada on the date the applicable Offered Shares were sold to determine the U.S. dollar equivalent of any Offered Shares which were sold for Canadian dollars.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces of Canada (the “Canadian Qualifying Jurisdictions”), a preliminary short form base shelf prospectus dated March 21, 2023 (the “Canadian Preliminary Canadian Base Prospectus”), and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions a final short form base shelf prospectus dated May 2, 2023 (the “Canadian Base Prospectus”), in respect of the sale and issuance, from time to time, of an aggregate of up to C$200,000,000 of Common Shares, debt securities, warrants to purchase securities, subscription receipts, share purchase contracts and units of the Company comprised of any combination of such securities (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws (as defined herein). For greater certainty, all references to the Canadian Base Prospectus herein include all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined herein). The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Offered Shares. The Reviewing Authority has issued a receipt evidencing that receipts have been issued on behalf of itself and the other Canadian Qualifying Authorities, as applicable, for the Canadian Preliminary Canadian Base Prospectus and the Canadian Base Prospectus (the “Receipts”). The term “Canadian Securities Laws” means all applicable securities laws in each of the Canadian Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Securities Administrators and the Canadian Qualifying Authorities, as modified by the Translation Decision (as defined herein), including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), as well as the rules and policies of Cboe Canada or any other stock exchange in Canada on which the Common Shares are listed or quoted (the “Cboe Canada”). As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, acting reasonably, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on the SEDAR+ website at www.sedarplus.ca (“SEDAR+”) in Canada. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Offered Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. As used herein, “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws and relating to the Offering) together with the Canadian Base Prospectus. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus. All Designated News Releases shall also be filed with the Securities and Exchange Commission (the “Commission”) on Form 6-K and the Canadian Prospectus Supplement shall provide that such Form 6-K shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein). The “Translation Decision” means the decision of the Autorité des marchés financiers dated March 16, 2023, granting exemptive relief from the requirement that the Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus be publicly filed in both the French and English languages. For the purposes of the Canadian Prospectus, the Company is not required to publicly file French versions of the Canadian Prospectus and the documents incorporated by reference therein.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-279027) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the “Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments (including post-effective amendments) to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Act. Such registration statement on Form F-10, at any given time, including amendments (including post-effective amendments) and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement”. The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the most recent date it became effective under the Act is herein called the “U.S. Base Prospectus”. “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Act, relating to the offering of the Common Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to SEDAR+ and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to its Electronic Data Gathering Analysis and Retrieval System or any successor system thereof (“EDGAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

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All references in this Agreement to financial statements and schedules and other information which is “described”, “contained”, “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act” and together with the Act, the Rules and Regulations and all other applicable securities laws and regulations of the United States, the “U.S. Securities Laws”, and together with the Canadian Securities Laws, the “Securities Laws”), and which is deemed to be incorporated therein by reference as exhibits to the Registration Statement or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described”, “contained”, “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

The Company confirms its agreement with the Agents as follows:

1.	Sale and Delivery of the Offered Shares.

(a)	Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may issue and sell through the Agents, as sales agents for the Company, the Offered Shares (an “Agency Transaction”) as follows:

(i)	The Company may, from time to time, propose to the applicable Agent the terms of an Agency Transaction by means of a telephone call or form of written electronic communication (confirmed promptly by electronic mail in a form substantially similar to Schedule D hereto (an “Agency Transaction Notice”)) from at least two of the individuals listed as authorized representatives of the Company in Schedule A hereto (each, an “Authorized Company Representative”), such proposal to include the trading day(s) for Cboe Canada or the Nasdaq Global Market (the “NASDAQ”) (which may not be a day on which Cboe Canada or NASDAQ, as applicable, is closed or scheduled to close prior to its regular weekday closing time) on which the Offered Shares are to be sold (each, a “Trading Day”); the maximum number or value of Offered Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Offered Shares (the “Floor Price”), among other parameters permitted in accordance with this Agreement the following. The Agency Transaction Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, (B) the Company withdraws the Agency Transaction Notice for any reason, in its sole discretion, (C) the Company is in possession of material non-public information or such sale of Offered Shares would constitute a material fact or material change (as such terms are defined under Canadian Securities Laws), (D) the entire amount of the Offered Shares under the Agency Transaction Notice have been sold, (E) the Company issues a subsequent Agency Transaction Notice with parameters superceding those in the prior Agency Transaction Notice, (F) the expiry of the time period, if any, set out in the Agency Transaction Notice or (G) this Agreement has been terminated under the provisions of this Agreement. The terms of an Agency Transaction shall be proposed to, and each Agency Transaction Notice shall be addressed to, the respective individuals from the applicable Agent set forth on Schedule A hereto (the “Authorized Agent Representatives”).

(ii)	If such proposed terms for an Agency Transaction are acceptable to the applicable Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to the Authorized Company Representatives which delivered such Agency Transaction Notice. In the event of a conflict between the terms of this Agreement and the terms of an Agency Transaction Notice, the terms of the Agency Transaction Notice will prevail.

(iii)	Subject to the terms and conditions hereof, the applicable Agent shall, severally and not jointly, use its commercially reasonable efforts to sell all of the Offered Shares designated in, and subject to the terms of, each accepted Agency Transaction Notice. The applicable Agent shall not sell any Offered Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agents that (A) there can be no assurance that an Agent will be successful in selling all or any of such Offered Shares or as to the price at which any Offered Shares are sold, if at all, (B) the Agents shall not incur liability or obligation to the Company or any other person or entity if it does not sell any Offered Shares for any reason, and (C) the Agents shall not be required to purchase Offered Shares on a principal basis pursuant to this Agreement.

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(iv)	Each of the Agents, severally and not jointly, hereby covenants and agrees that, during the time that an Agency Transaction Notice delivered pursuant to Section 1(a)(i) hereof remains in effect and has not been suspended or terminated in accordance with the terms hereof, the applicable Agent will prudently and actively monitor the market’s reaction to trades made on any marketplace (as such term is defined in National Instrument 21-101 - Marketplace Operation) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent has concerns as to whether a particular sale contemplated by an Agency Transaction Notice may have a significant effect on the market price of the Offered Shares, the applicable Agent will, upon receipt of the applicable Agency Transaction Notice, recommend to the Company against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Company acknowledges and agrees that no Agent can provide complete assurances that any sale will not have a significant effect on the market price of the Offered Shares.

(v)	Each of the Agents, severally and not jointly, covenants that it will not over-allot Offered Shares in connection with the distribution of Offered Shares in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Offered Shares in connection with such distribution. Each of the Agents, severally and not jointly, will cause its affiliates and persons or companies acting jointly or in concert with such Agent to comply with this Section 1(a)(v).

(vi)	The Company may, acting through at least one Authorized Company Representative, or the applicable Agent or Agents may, upon notice to the Company by telephone (confirmed promptly by electronic mail), suspend an offering of the Offered Shares or terminate an Agency Transaction Notice; provided, however, that such suspension or termination shall not affect or impair any party’s obligations with respect to any Offered Shares sold hereunder prior to the receipt of such notice.

(vii)	If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Offered Shares shall be sold on more than one Trading Day, then the Company and the applicable Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(viii)	The applicable Agent, as sales agent in an Agency Transaction, shall not make any sales of the Offered Shares on behalf of the Company pursuant to this Agreement other than by means of ordinary brokers’ transactions (A) that qualify for delivery of the Prospectus in accordance with Rule 153 of the Rules and Regulations and meet the definition of an “at the market offering” under Rule 415(a)(4) of the Rules and Regulations, (B) that constitute an “at-the-market-distribution” under NI 44-102 and are made in compliance with NI 44-102, including, without limitation, sales made directly on Cboe Canada or NASDAQ, or any Canadian or United States marketplace or (C) such other sales of the Offered Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing.

(ix)	The compensation to an Agent for sales of the Offered Shares in an Agency Transaction with respect to which such Agent acts as sales agent hereunder shall be as set forth in the Agency Transaction Notice for such Agency Transaction and shall be equal to up to 3.0% of the gross offering proceeds of the Offered Shares sold in such Agency Transaction (the “Cash Commission”). The applicable Agent shall provide written confirmation to the Company (which may be provided by email to at least two of the Authorized Company Representatives) following the close of trading on each Trading Day on which Offered Shares are sold in an Agency Transaction under this Agreement, setting forth (A) the number and the average price of Offered Shares sold on such Trading Day (showing the number and the average price of Offered Shares sold on Cboe Canada, on NASDAQ or on any other marketplace), (B) the gross offering proceeds received from such sales, (C) the Cash Commission payable to such Agent with respect to such sales (which Cash Commission shall be paid in the same currency as the sale of the Offered Shares to which such Cash Commission pertains), and (D) the net offering proceeds (being the gross offering proceeds for such sales less the Cash Commission payable for such sales and any expenses of such Agent payable pursuant to Section 3(j)) (the “Net Offering Proceeds”).

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(x)	Settlement for sales of the Offered Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the Offered Shares sold through the applicable Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the applicable Agent against payment by the applicable Agent to the Company of the Net Offering Proceeds from the sale of such Offered Shares. Settlement for all such Offered Shares shall be effected by free delivery of the Offered Shares by the Company or its transfer agent to the applicable Agent’s or its designee’s account (provided that the applicable Agent shall have given the Company written notice of such designee prior to the relevant Settlement Date) at The Canadian Depository for Securities (“CDS”), The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the applicable Agent and the Company, which in all cases shall be fully paid and non-assessable, freely tradable, transferable, registered Common Shares in good deliverable form, in return for payment of the Net Offering Proceeds in same-day funds delivered to the account designated by the Company. If the Company defaults on its obligation to deliver the Offered Shares on any Settlement Date, the Company shall (A) hold the applicable Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default and (B) pay the applicable Agent the Cash Commission to which it would otherwise be entitled absent such default, provided, however, that without limiting Section 6 hereof, with respect to (B) above, the Company shall not be obligated to pay the applicable Agent the Cash Commission on any Offered Shares that it is not possible to settle due to: (1) a suspension or material limitation in trading in securities generally on Cboe Canada or NASDAQ, as applicable; (2) a material disruption in securities settlement or clearance services in Canada or the United States, as applicable; or (3) failure by the applicable Agent to comply with its obligations under the terms of this Agreement.

(b)	Maximum Number of Offered Shares. Under no circumstances shall (A) the Company propose to an Agent a sale of Offered Shares in an Agency Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Offered Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Offered Shares sold to exceed the number of Common Shares available for offer and sale under the Canadian Prospectus or Registration Statement or (iii) cause the number of Offered Shares sold pursuant to this Agreement to exceed the number of Offered Shares authorized from time to time to be issued and sold pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, and notified to the applicable Agent in writing, or (B) the Agents effect a sale of Offered Shares in an Agency Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Offered Shares sold pursuant to this Agreement to exceed the Maximum Amount or (ii) cause the number of Offered Shares sold pursuant to this Agreement to exceed the number of Offered Shares authorized from time to time to be issued and sold pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, provided that the Agent is notified in writing of the number of authorized Offered Shares referred to in Section 1(b)(ii)(B) that remain available concurrently with the delivery of each Agency Transaction Notice.

(c)	Regulation M. If the U.S. Agents or the Company has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Company or the Offered Shares, it shall promptly notify the other parties hereto and sales of Offered Shares under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party hereto.

(d)	Black-out Periods. Notwithstanding any other provision of this Agreement, no sales of Offered Shares shall take place during any period in which the Company’s insider trading or similar policy would prohibit the purchase or sale of Common Shares by persons subject to such policy, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information with respect to the Company. The Company shall not issue an Agency Transaction Notice nor otherwise request the sales of any Offered Shares that would be sold during any such period and the Company shall, in accordance with the terms hereof, suspend or terminate any previously issued Agency Transaction Notice as soon as reasonably practicable and, in any event, within two Business Days (as defined herein), if, after the issuance of such Agency Transaction, any sales thereunder would be so prohibited or if there occurs a material change in respect of the Company which has not been generally disclosed. The Agents shall not be liable for any breach of this Section 1(d) if the Company has failed to comply with its obligations under this Section 1(d). “Business Day” means any day other than a Saturday, Sunday or statutory or civil holiday in the City of Vancouver, British Columbia.

(e)	Continuing Accuracy of Representations and Warranties. Any obligation of an Agent to use its commercially reasonable efforts to sell the Offered Shares on behalf of the Company as sales agents shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3 of this Agreement.

2.	Representations and Warranties of the Company. The Company represents and warrants to, and covenants with, the Agents as follows:

(a)	Due Incorporation and Organization. The Company and each of its material subsidiaries, being those subsidiaries listed in Schedule B hereto (together, the “Material Subsidiaries”), have been duly incorporated and organized and are validly existing and in good standing under the laws of their respective jurisdictions of incorporation and have all requisite corporate authority and power to carry on their respective businesses, as now conducted and as presently proposed to be conducted, and to own or lease and operate their respective property and assets all as is or will be described in the Registration Statement, the Prospectuses and the Disclosure Package (as defined below) (collectively, the “Offering Documents”). Neither the Company nor any Material Subsidiary is in violation of any provision of its constating documents.

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(b)	Material Subsidiaries. The Company has no subsidiary (as such term is defined under the Business Corporations Act (Ontario)) that is material to the Company, within the meaning of “significant subsidiaries” under Rule 1-02(w) of Regulation S-X under the Act or otherwise, other than the Material Subsidiaries and the Company beneficially owns, directly or indirectly, the percentage indicated in Schedule B hereto of all of the issued and outstanding shares of the Material Subsidiaries, all of which have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable shares, and free and clear of all charges, mortgages, liens, hypothecs, pledges, claims, restrictions, security interests or other encumbrances, whether created or arising by agreement, statute or otherwise pursuant to any applicable law, attaching to property, interests or rights and whether or not they constitute specific or floating charges, as those terms are understood under the laws of the Province of Ontario and the jurisdiction of existence of each Material Subsidiary (each, an “Encumbrance”) or adverse interests whatsoever, and no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any Material Subsidiary of any of the shares or other securities of any Material Subsidiary.

(c)	Qualification to Carry on Business. The Company and each of the Material Subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business except where the failure to be so qualified would not reasonably be expected to (i) materially adversely affect the condition, financial or otherwise, or the earnings, operations, condition, assets, liabilities (absolute, accrued, contingent or otherwise), share capital or business affairs of the Company and the Material Subsidiaries, considered as one enterprise, whether or not arising in the ordinary course of business or (ii) result in the Prospectuses containing a misrepresentation as defined under applicable Securities Laws (each, a “Material Adverse Effect”).

(d)	Compliance with Law. The Company and each Material Subsidiary (i) has conducted and is conducting, in each case, in all respects, its business in compliance with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and which would reasonably be expected to affect the Company or such Material Subsidiary, and (ii) possesses all approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, and (iii) is in compliance with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and to enable its assets to be owned or to be licensed and operated, as currently licensed and operated, and all such approvals, consents, certificates, authorizations, qualifications, permits and licenses held are valid and existing and in good standing, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Material Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke, or cancel any proceeding relating to the modifications, revocation, or cancellation of any such approval, consent, certificate, authorization, permit or license, nor has the Company or any Material Subsidiary received a notice of non-compliance, nor does the Company or any Material Subsidiary know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non- compliance with any such laws, regulations and statutes that could reasonably be expected to result in a Material Adverse Effect or materially affect the business or legal environment under which the Company or any of the Material Subsidiaries operates.

(e)	No Default or Breach. The Company is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Company or any of the transactions contemplated hereby, and the application of the net proceeds from the offering and sale of the Offered Shares to be sold by the Company in the manner set forth in the Prospectus Supplements under the heading “Use of Proceeds and Business Objectives and Milestones” do not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under or create any Encumbrance on its or any of the Material Subsidiaries’ properties or assets under, any term or provision of the constating documents or resolutions of the Company or any of the Material Subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of the Material Subsidiaries is a party or by which it or they or any of its or their properties are bound (including, without limitation, the SFF Arrangement Agreement (as defined below)), any judgment, decree, order, statute, rule or regulation applicable to the Company or any of the Material Subsidiaries, nor would it violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any of its Material Subsidiaries, except where such default or breach could not reasonably be expected to result in a Material Adverse Effect. This Agreement conforms in all material respects to the description thereof required to be contained in the Prospectuses.

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(f)	Corporate Power and Authority. The Company has full corporate power and authority to enter into this Agreement, to execute and deliver the Prospectuses, and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Prospectuses prior to the filing thereof, and to perform its obligations set out in this Agreement and the Prospectuses. This Agreement and has been duly authorized, executed and delivered by the Company and is a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms subject to the general qualifications that (i) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court and rights of indemnity contained in this Agreement may be limited under applicable law. All necessary corporate action has been taken by the Company to authorize the filing by it of the Prospectuses and the execution and delivery by it of the Canadian Prospectus in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws and the U.S. Prospectus with the Commission under U.S. Securities Laws.

(g)	Consents and Approvals. No consent, approval, authorization, order, permit, license, filing, regulation, clearance or qualification of any court or governmental agency, body, regulator or any other third parties is required in connection with the transactions contemplated by this Agreement except such (i) as may be required under the securities or “blue sky” laws of the various jurisdictions in which the Offered Shares are being offered, or (ii) as have been obtained under applicable Securities Laws, the rules of Cboe Canada and NASDAQ, or under any other applicable securities laws.

(h)	No Material Adverse Change. There has not been any material adverse change in the capital, assets, condition, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and the Material Subsidiaries, taken as a whole (a “Material Adverse Change”), from the position set forth in the unaudited condensed interim financial statements of the Company as at and for the three and nine months ended March 31, 2024, including the schedules thereto and the notes in respect thereof (the “Interim Financial Statements”).

(i)	Financial Statements. The (i) Interim Financial Statements, (ii) the audited annual financial statements of the Company for the years ended June 30, 2023 and 2022, including the schedules thereto, the auditor’s report thereon and the notes in respect thereof (the “Annual Financial Statements” and together with the Interim Financial Statements, the “Financial Statements”), (iii) audited consolidated financial statements of the Predecessor LPs (as such term is defined in the Prospectuses) for the financial years ended December 31, 2022 and December 31, 2021, audited consolidated financial statements of the Predecessor LPs from January 1, 2023 to the SFF Consolidation Date (as such term is defined in the Prospectuses), audited consolidated financial statements of SFF from August 11, 2023, the date of incorporation, to December 31, 2023, unaudited interim consolidated financial statements of SFF for the three months ended March 31, 2024 (together, the “SFF Financial Statements”), and (iv) the pro forma consolidated balance sheet as at March 31, 2024, and the pro forma consolidated statement of income of the Company for the financial year ended June 30, 2023 and the three and nine month period ended March 31, 2024, giving effect to the completion of the Acquisition (the “Pro Forma Financial Statements”). The Financial Statements, the SFF Financial Statements and the Pro Forma Financial statements, taken together, present fairly in all material respects the financial condition, results of operations and cash flows of the Company, SFF and the Company following completion of the SFF Transaction, as applicable, on a consolidated basis as of the dates and for the periods indicated, complies in all material respects as to form with the applicable accounting requirements of Securities Laws and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”); the supporting schedules present fairly in accordance with IFRS the information required to be stated therein; neither the Company nor SFF has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work, to give any guarantees or for taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Financial Statements, the SFF Financial Statements or the Pro Forma Financial statements, which could reasonably be expected to result in a Material Adverse Effect. In preparing such SFF Financial Statements and the Pro Forma Financial Statements, the Company has had limited access to the books and records of SFF and the Predecessor LPs and is not in a position to independently assess or verify information related to SFF and the Predecessor LPs that was used to prepare the SFF Financial Statements or the Pro Forma Financial Statements.

(j)	Description of Assets and Liabilities. The description of the assets and liabilities of the Company and the Material Subsidiaries, taken as a whole, set forth in the Financial Statements and Offering Documents fairly presents, in accordance with IFRS consistently applied, the financial position and condition of the Company and the Material Subsidiaries, taken as a whole, as at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Company and the Material Subsidiaries, as at the dates thereof.

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(k)	No Actions. There are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Material Subsidiaries at law or in equity or before or by any federal, provincial, state, territorial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which could reasonably be expected to result in a Material Adverse Effect; there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of the Material Subsidiaries before any governmental authority; none of the Company or any of the Material Subsidiaries nor any of the respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of the Company or any of the Material Subsidiaries to conduct its respective business in all material respects as it has been carried on prior to the date hereof.

(l)	Proceedings. To the knowledge of the Company, none of the directors or officers of the Company is or has ever been subject to prior regulatory, criminal or bankruptcy proceedings in Canada, the United States or elsewhere.

(m)	Subsequent Events. Except as disclosed in the Prospectuses, since March 31, 2024: (i) neither the Company nor any of the Material Subsidiaries has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to the Company and the Material Subsidiaries, taken as a whole; (ii) neither the Company nor any of the Material Subsidiaries has declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital (other than dividends paid in the ordinary course consistent with past practice); (iii) there has not been any material change in the share capital or long-term or short-term debt of the Company and the Material Subsidiaries taken as a whole; (iv) neither the Company nor any Material Subsidiary has sustained any material loss or material interference with its business or assets from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding, in any such case that is material to the Company and the Material Subsidiaries taken as a whole; and (v) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, assets or prospects of the Company and the Material Subsidiaries, taken as a whole; since the date of the latest balance sheet included, or incorporated by reference, in the Prospectuses, neither the Company nor any Material Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Material Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Prospectuses.

(n)	Public Record. The information and statements set forth in all documents incorporated by reference in the Prospectuses and all information filed by or on behalf of the Company with the Canadian Qualifying Authorities and Commission or elsewhere, as applicable, in compliance, or intended compliance, with applicable Securities Laws (the “Public Record”), were and are true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statements.

(o)	Reporting Issuer. The Company is a “reporting issuer” or has equivalent status within the meaning of Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions and the Company has not received any correspondence or notice from any Canadian Qualifying Authority concerning a review of any of the Company’s continuous disclosure documents in respect of which any matters remain outstanding; the Company complies, in all material respects, with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings; the outstanding Common Shares are registered pursuant to Section 12(b) of the Exchange Act; the responsibilities, operation and composition of the Company’s audit committee comply with National Instrument 52-110 – Audit Committees (“NI 52-110”); no delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Canadian Qualifying Authority, the Commission, Cboe Canada or NASDAQ is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken with respect to the foregoing.

(p)	Control of Company. To the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company.

(q)	Auditor. ZH CPA, LLC, who have reviewed the Interim Financial Statements in accordance with Canadian generally accepted standards for a review of unaudited interim financial statements by an entity’s auditor, are independent chartered accountants with respect to the Company within the meaning of applicable Securities Laws and there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)) with ZH CPA, LLC since its initial engagement as the Company’s auditor.

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(r)	Taxes. The Company and each of the Material Subsidiaries (i) filed all domestic, foreign, federal, provincial, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure to so file could not reasonably be expected to result in a Material Adverse Effect) and have paid all taxes required to be paid by it, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of the Company, and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty as could not reasonably be expected to result in a Material Adverse Effect, (ii) duly and timely withheld all taxes and other amounts required by applicable laws to be withheld by them and have duly and timely remitted to the appropriate governmental authority such taxes and other amounts required by applicable laws to be remitted by them and (iii) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by applicable laws to be collected by them and have duly and timely remitted to the appropriate governmental authority any such amounts required by applicable laws to be remitted by them; the Company is of the opinion that the charges, accruals and reserves for taxes reflected in the Financial Statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income taxes) are adequate under IFRS to cover taxes with respect to the Company accruing through the date hereof; there are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of the Company, threatened against the Company that propose to assess taxes in addition to those reported in the tax returns; there are no liens for taxes upon any of the assets or properties that have not been paid by the Company, except for liens for taxes not yet due and payable.

(s)	Labour Dispute. No labour problem or dispute with the employees of the Company or any of the Material Subsidiaries exists or is threatened or imminent and the Company is not aware of any existing or imminent labour disturbance by the employees of any of the Material Subsidiaries.

(t)	Compliance with Employment Laws. The Company and each Material Subsidiary are in compliance, in all material respects, with all applicable laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance could not reasonably be expected to either constitute an adverse material fact concerning the Company or any Material Subsidiary or result in a Material Adverse Effect, and neither the Company nor any Material Subsidiary has engaged in any unfair labour practice; there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the Company’s knowledge, threatened against the Company or a Material Subsidiary; no union representation question exists respecting the employees of the Company or a Material Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Company or a Material Subsidiary; neither the Company nor a Material Subsidiary has received any notice of any unresolved matter and there are no outstanding orders under the Employment Standards Act (Ontario), the Human Rights Code (Ontario), the Occupational Health and Safety Act (Ontario) or the Workers’ Compensation Act (Ontario) or any other similar legislation in any jurisdiction in which a Material Subsidiary is organized or incorporated or in which the Company or a Material Subsidiary carries on business; no employee has any agreement as to the length of notice required to terminate his or her employment with the Company or a Material Subsidiary in excess of 24 months or equivalent compensation; and all benefit or pension plans of the Company and the Material Subsidiaries are funded in accordance with applicable laws and no past service funding liability exist thereunder.

(u)	Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drugs, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Company or any subsidiary of the Company for the benefit of any current or former employee, consultant, officer or director has been disclosed in the Prospectuses, as may be required pursuant to applicable Securities Laws, and has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan. There are no profit-sharing arrangements in place that provide for any additional payments by the Company or any subsidiary of the Company.

(v)	Employee Bonuses. Other than as disclosed in the Prospectuses, there are no material bonuses, distributions, commissions, excess salary payments and other amounts owing to employees which will be payable outside the ordinary course of business by the Company or any subsidiary of the Company to any employee relating to their employment with the Company or any subsidiary of the Company.

(w)	Insider Sales. To the knowledge of the Company, no insider (as such term is defined in Securities Laws) of the Company has a present intention to sell any securities of the Company held by it.

(x)	Accruals. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any person have been accurately reflected in the books and records of the Company or the applicable subsidiary of the Company, as applicable.

(y)	Key Person Compensation. The directors, officers and key employees of the Company and the compensation arrangements with respect to such individuals are as disclosed or consistent with the disclosure in the Prospectuses and, except as disclosed in the Prospectuses, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Company.

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(z)	Insurance. The assets of the Company and its Material Subsidiaries and their respective business operations carry certain third-party liability insurance against property damage and injury. The Company also caries insurance policies for its assets and its business operations except where the failure to carry such insurance could not reasonably be expected to result in a Material Adverse Effect on the Company, including: director and officer insurance, errors and omissions insurance, umbrella liability insurance, excess liability insurance, and automobile insurance.

(aa)	Legislation. The Company is not aware of any proposed changes to existing legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) of the Company or any Material Subsidiary.

(bb)	Disclosure Controls and Procedures. The Company: (i) except as disclosed or incorporated by reference in the Offering Documents, has designed disclosure controls and procedures to provide reasonable assurance that financial information relating to the Company, including the Material Subsidiaries, is accurate and reliable and is made known to management of the Company by others within those entities, particularly during the periods in which filings are being prepared, except as disclosed in the Offering Documents, has designed internal controls to provide reasonable assurance regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Prospectuses, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Laws is (i) recorded, processed, summarized and reported, and (ii) made known to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure; such disclosure controls and procedures have been evaluated by the Company’s principal executive officer and principal financial officer as effective.

(cc)	Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Securities Laws) that comply with the requirements of Securities Laws.

(dd)	Intellectual Property. The Company and each Material Subsidiary owns or has the valid rights to use all of the intellectual property rights, including: (i) patents and inventions; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works in whatever form or medium; (iv) registrations, applications and renewals for any of the foregoing; (v) proprietary computer software (including but not limited to data, data bases and documentation); (vi) trade secrets, confidential information and know-how; and (vii) all licenses, agreements and other contracts and commitments relating to any of the foregoing (together, “Intellectual Property”) necessary for the conduct of its respective business as currently conducted except where the failure to have such right could not reasonably be expected to result in a Material Adverse Effect on the Company. The Company and each Material Subsidiary have a valid and enforceable right to use all third-party Intellectual Property used or held for use in the business of the Company or a Material Subsidiary as currently conducted, as applicable except where the failure to have such right could not reasonably be expected to result in a Material Adverse Effect on the Company. All of the licenses and sublicenses and consent, royalty or other agreements concerning Intellectual Property that are material to the conduct of the business of the Company or a Material Subsidiary as currently conducted to which the Company or a Material Subsidiary, as applicable, is a party are valid and binding obligations of the Company or a Material Subsidiary, as applicable, enforceable in accordance with their terms, and, to the knowledge of the Company, there exists no event or condition that will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Company or a Material Subsidiary, as applicable, under any such license agreement. To the Company’s knowledge, the conduct of the Company’s and each Material Subsidiary’s business as currently conducted does not infringe or otherwise impair or conflict with (collectively, “Infringe”) any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party, and the Intellectual Property of the Company and the Material Subsidiaries which is material to the conduct of the business of the Company and the Material Subsidiaries as currently conducted or as currently proposed to be conducted is not, to the Company’s knowledge, being Infringed by any third party. Except as would not have a Material Adverse Effect, there is no litigation or order pending or outstanding or, to the Company’s knowledge, threatened or pending that seeks to limit or challenge the ownership, use, validity or enforceability of any Intellectual Property of the Company or any Material Subsidiary and the Company’s and each Material Subsidiaries’ use of any Intellectual Property owned by a third party. Except as would not have a Material Adverse Effect, none the Company or any Material Subsidiary has received any communications alleging that the Company or a Material Subsidiary has violated or, by conducting its business as presently proposed, could violate any Intellectual Property or other proprietary rights of any other person, nor, without undertaking an investigation, is the Company or any Material Subsidiary aware of any basis therefor.

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(ee)	Security Measures. The Company and each Material Subsidiary have security measures and safeguards in place, consistent with generally accepted industry practice and applicable laws, to protect all personal information and data it may collect and that is also created, obtained or kept by any person receiving access to any of such client information and data from the Company or a Material Subsidiary, or permitted by the Company or a Material Subsidiary to use, sell, handle or in any way deal with, including, but not limited to, subcontractors, bodies corporate, and researchers, from illegal or unauthorized access or use by them, their personnel or third parties, or access or use by them, their personnel or third parties in a manner that violates the privacy rights of such parties. The Company and each Material Subsidiary have complied, in all material respects, with all privacy legislation under applicable laws, and has not collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by applicable privacy legislation, whether collected directly or from third parties, in an unlawful manner. The Company and each Material Subsidiary have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse.

(ff)	IT Systems.

(i)	There has been no security breach or other compromise of or relating to any of the Company’s or any of the Material Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and the Company and each Material Subsidiary have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data.

(ii)	The Company and each Material Subsidiary are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as could not, in the case of this Section 2(ff)(ii), individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(iii)	The Company and each Material Subsidiary have implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data.

(iv)	The Company and each Material Subsidiary have implemented backup and disaster recovery technology consistent with industry standards and practices.

(gg)	Third Party Partners. No third-party partners of the Company have notified the Company that such partner does not intend to continue dealing with the Company on substantially the same terms as presently conducted, subject to changes in pricing and volume in the ordinary course of business.

(hh)	Contracts. All of the material contracts and agreements of the Company and the Material Subsidiaries required to be disclosed or described in the Prospectuses by applicable Securities Laws have been disclosed or described in the Prospectuses. Neither the Company nor any Material Subsidiary has received any notification from any party claiming that the Company or such Material Subsidiary is in breach or default under any contract or agreement, except which default or breach could not reasonably be expected to result in a Material Adverse Effect. The Company and each Material Subsidiary is not in default in the payment of any material obligation owed which is over thirty days past due, if any, and there is no action, suit, proceeding or investigation commenced or, to the knowledge of the Company, threatened or pending which, either in any case or in the aggregate, could reasonably be expected to result in a Material Adverse Effect or which places, or would reasonably be expected to place, in question the validity or enforceability of this Agreement or any document or instrument delivered, or to be delivered, by the Company pursuant hereto.

(ii)	Business Activities. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by, or on behalf of, the Company and any Material Subsidiary, as applicable, in connection with their business is in compliance, in all material respects, with all industry, laboratory safety, management and training standards and applicable laws and regulations applicable to the Company’s current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

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(jj)	Freedom to Operate. Neither the Company nor any Material Subsidiary is a party to any agreement or understanding restricting the Company’s or any Material Subsidiary’s freedom to operate within a particular area or otherwise restricting the ability of the Company or any Material Subsidiary from freely competing with competitors.

(kk)	Environmental Laws. Neither the Company nor any subsidiary of the Company (including the Material Subsidiaries) are in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemical pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”). The Company and its subsidiaries (including the Material Subsidiaries) have all permits, authorizations and approvals required under any applicable Environmental Laws for the conduct of their businesses as presently carried on and are in compliance with their requirements except where the failure to have such permits, authorizations or approvals or such non-compliance could not reasonably be expected to result in a Material Adverse Effect on the Company. There are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any of its subsidiaries (including the Material Subsidiaries). There are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit, or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries (including the Material Subsidiaries) relating to Hazardous Materials or any Environmental Laws.

(ll)	Real Property. Other than with respect to the Company’s office leases or leases for land that the Company intends to develop solar project sites on, the Company and its Material Subsidiaries do not, directly or indirectly, own or lease any material interest in any real property.

(mm)	Cross Border Transfers. The Company and its Material Subsidiaries are able to contemporaneously transfer funds to the United States from Canada and to Canada from the United States in order to meet the business needs and liabilities of the Company and its Material Subsidiaries including those arising pursuant to this Agreement. For greater certainty, the Company and each Material Subsidiary have no restrictions which would impede their ability to transfer funds to and from the United States in order to pay the liabilities of the Company and Material Subsidiaries generally as they become due.

(nn)	Books and Records. The corporate records and minute books of the Company have been maintained in material compliance with all applicable laws and are complete and accurate in all material respects. The financial books and records and accounts of the Company (i) have been maintained in accordance with good business practices on a basis consistent with past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and acquisitions and dispositions of assets of the Company; and (iii) accurately and fairly reflect the basis for the Financial Statements and, with respect to the Company only, Pro Forma Financial Statements.

(oo)	Company Information. All information provided by the Company to the Agents and their counsel in relation to it and the Offering (including in respect of its due diligence requests) is accurate and complete in all material respects at its respective date as stated therein and is not misleading and does not omit to state any fact or information which would be material to a financial advisor and agent performing the services being performed by the Agents hereunder.

(pp)	No Withheld Material Facts. The Company has not withheld from the Agents any material facts known to the Company relating to the Company, any Material Subsidiary or the Offering that would reasonably be expected to be material to the Agents. The Company has proactively provided and will continue to provide the Agents and their counsel with all materials that may reasonably be required to conduct all due diligence regarding the Company, any Material Subsidiary or the Offering which the Agents may reasonably require, and has made known to the Agents and their counsel all material facts which may reasonably be required by the Agents (or either one of them) and their counsel to conduct their due diligence procedures.

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(qq)	Capitalization. The Company is authorized to issue an unlimited number of Common Shares, of which, as at May 21, 2024, 2024, 27,191,075 Common Shares were issued and outstanding, all of which Common Shares are issued as fully paid and non-assessable. As of the date hereof, no person has or will have any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any securities of the Company, other than: (i) 2,766,500 incentive stock options, each exercisable to acquire one Common Share at prices ranging from C$0.75 - C$6.60 per Common Share until expiry dates ranging from November 4, 2027 to December 4, 2028; (ii) 7,873,000 share purchase warrants, each exercisable to acquire one Common Share at prices ranging from C$0.10 - C$0.75 per Common Share until expiry dates ranging from March 1, 2026 to March 1, 2028; (iii) 265,000 restricted share units, each convertible into one Common Share in accordance with its terms; (iv) subject to and upon completion of the SFF Transaction, 3,575,638 Common Shares issuable to the former holders of SFF Shares (as such term is defined in the Canadian Prospectus Supplement) and up to an additional 2,293,929 Common Shares issuable in respect of the CVRs (as such term is defined in the Canadian Prospectus Supplement); and (v) pursuant to the Advisory Agreement between Tryton Management Corporation and the Company dated June 10, 2022, as amended, the Company has an obligation to issue Common Shares to Tryton Management Corporation on the terms set out in such agreement (the “Advisory Agreement”).

(rr)	Stock Plan. Each outstanding incentive stock option and restricted share unit of the Company granted under any existing equity incentive plan of the Company (each, a “Plan”) was granted with a per share exercise price no less than the fair market value per Common Share on the grant date of such stock option or restricted share unit; each such stock option or restricted share unit (i) was granted in compliance with applicable law and with the applicable Plan(s), (ii) was duly approved by the board of directors, or a duly authorized committee thereof, of the Company, as applicable, and (iii) has been properly accounted for in the Company’s consolidated financial statements at the relevant time.

(ss)	Common Share Certificate. The form and terms of the certificate representing the Common Shares (including the Offered Shares to be issued pursuant to the Offering) has been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Common Shares does not and will not conflict with any applicable laws or the rules and policies of Cboe Canada or NASDAQ.

(tt)	Due and Valid Issuance. The Offered Shares have been duly and validly allotted and reserved for issuance by the Company and will be, if and when issued by the Company, duly and validly issued as fully paid and non-assessable Common Shares of the Company.

(uu)	No Pre-Emptive Rights. Except as disclosed in the Offering Documents and pursuant to the Advisory Agreement, no person currently has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Common Shares; no person has the right to require the Company or any of the Material Subsidiaries to qualify or register any securities for sale under applicable securities laws by reason of the filing of the Prospectuses or the issuance and sale of the Offered Shares.

(vv)	Securities Law Compliance. No Canadian Qualifying Authority, the Commission or similar regulatory authority or Cboe Canada or NASDAQ has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened and the Company is not in material default of any requirement of applicable Securities Laws, the applicable rules and policies of Cboe Canada or NASDAQ or any other applicable securities laws; the Company has filed, in accordance with applicable Securities Laws, the rules and policies of Cboe Canada or NASDAQ and all other applicable securities laws, with all applicable Canadian Qualifying Authorities, the Commission, Cboe Canada and NASDAQ and all applicable self-regulatory authorities a true and complete copy of all of the Public Record and at the time filed or, if amended, as of the date of such amendment, the Public Record (i) did not contain any misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws and the rules, policies and instruments of all Canadian Qualifying Authorities, the Commission, Cboe Canada and NASDAQ or any other self-regulatory authority having jurisdiction over the Company, and any other applicable securities laws; the Company has not filed any confidential material change or other report or other document with any Canadian Qualifying Authority, the Commission, Cboe Canada, NASDAQ or any other self-regulatory authority, which at the date hereof remains confidential; and no Material Subsidiary of the Company is required to file any reports or other documents with (or furnish such reports or other documents to) any of the Canadian Qualifying Authorities, the Commission, Cboe Canada NASDAQ or any other self-regulatory authority.

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(ww)	Stock Exchanges. The issued and outstanding Common Shares are listed and posted for trading under the trading symbol “SUNN” on Cboe Canada and under the trading symbol “SUUN” on NASDAQ, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or Canadian Securities Laws or delisting the Common Shares from NASDAQ, nor has the Company received any notification that Cboe Canada, the Commission or NASDAQ is contemplating terminating such registration or listing. In connection with each Agency Transaction, the Company has complied and will comply with all applicable corporate and securities laws and administrative policies including without limitation, applicable Securities Laws and applicable laws of foreign jurisdictions.

(xx)	Good Standing with Regulators. The Company and each Material Subsidiary have conducted and are conducting its affairs and communications, in each case, in all material respects, in a responsive, cooperative and courteous manner with all provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business carried on by the Company and each Material Subsidiary, as applicable, and the Company and each Material Subsidiary has had and continues to have a good standing relationship with all provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business in the relevant jurisdictions in which the Company and each Material Subsidiary operates. The Company is not aware of any material disagreement, issue of non-compliance or complaint, past or present, between the Company or any of the Material Subsidiaries and any provincial, state, municipal, federal or other regulatory agency or body in any jurisdiction where the Company or any Material Subsidiary has carried on or continues to carry on its business.

(yy)	Transfer Agent. Endeavor Trust Corporation at its principal office in the city of Vancouver, British Columbia has been duly appointed as transfer agent and registrar for the Common Shares in Canada and the United States.

(zz)	Related Party Transactions. The are no business relationships, contracts, documents, related party transactions or off-balance sheet transactions or any other non-arm’s length transactions involving the Company or any Material Subsidiary that are required to be disclosed in the Prospectuses that have not been disclosed or filed in the Prospectuses.

(aaa)	Stabilization or Manipulation. The Company has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under applicable Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares.

(bbb)	Significant Acquisition. The Company has not completed any “significant acquisition” (as such term is used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Canadian Prospectus pursuant to Canadian Securities Laws, and, other than as disclosed in the Prospectuses in connection with the Company’s proposed acquisition (the “SFF Transaction”) of Solar Flow-Through Funds Ltd. (“SFF”) pursuant to an arrangement agreement between the Company and SFF dated March 19, 2024 (the “SFF Arrangement Agreement”), no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Canadian Prospectus Supplement, would be a significant acquisition for the purposes of Canadian Securities Laws or (ii) would require financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws. The Company has complied, in all material respects, and will comply, in all material respects, with all Securities Laws in connection with the SFF Transaction and SFF Arrangement Agreement. The disclosure of the SFF Transaction and SFF Arrangement Agreement in the Prospectuses complies in all material respects with all Securities Laws and is true, accurate and complete in all material respects.

(ccc)	SFF Transaction.

(i)	The SFF Transaction and the entry into of the SFF Arrangement Agreement by the Company has been authorized by all necessary corporate action on the part of the Company.

(ii)	To the knowledge of the Company, there are no facts or circumstances that would cause it to believe that the SFF Transaction will not close substantially in accordance with the terms of the SFF Arrangement Agreement and the disclosure set forth in the Prospectuses.

(iii)	The representations and warranties of the Company in the SFF Arrangement Agreement are true and correct in all material respects, or in all respects if already qualified by materiality, as of the date hereof, unless such a representation or warranty was provided as of a particular date, in which case it shall have been true and correct in all material respects, or in all respects if already qualified by materiality, as of such date.

(iv)	To the knowledge of the Company, the representations and warranties of SFF provided in the SFF Arrangement Agreement are true and correct in all material respects, or in all respects if already qualified by materiality, as of the date hereof, unless such a representation or warranty was provided as of a particular date, in which case it shall have been true and correct in all material respects, or in all respects if already qualified by materiality, as of such date.

(v)	The SFF Arrangement Agreement has not been terminated or amended nor have any terms and conditions thereof been waived, in each case in a manner that would be materially adverse to the terms and conditions upon which the Company is effecting the SFF Transaction.

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(vi)	The SFF Arrangement Agreement is a valid and subsisting agreement in full force and effect, enforceable in accordance with its terms except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity where equitable remedies are sought.

(vii)	There are no legal or governmental actions, proceedings or investigations in existence to which any of the Company, the Material Subsidiaries or, to the knowledge of the Company, SFF are a party or to which the property of any of the Company, the Material Subsidiaries or SFF are subject or, to the best of the knowledge of the Company, contemplated or threatened against the Company, the Material Subsidiaries or SFF, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which (A) could have a Material Adverse Effect on the business of the Company, the Material Subsidiaries, SFF or the SFF Transaction; or (B) questions the validity of the creation, issuance, sale or delivery of the Offered Shares or the validity of any action taken or to be taken by the Company pursuant to or in connection with this Agreement or the SFF Arrangement Agreement.

(viii)	The Company will use its commercially reasonable efforts to satisfy all conditions precedent related to the closing of the SFF Transaction as contemplated under the SFF Arrangement Agreement following the date hereof, and shall keep the Agents reasonably informed, from time to time, of the status of the SFF Transaction and the satisfaction of the conditions thereof; provided that the Company shall not be obligated to waive any conditions to closing for its benefit under the SFF Arrangement Agreement, or otherwise perform or cause to be performed any of the obligations of the other parties to the SFF Arrangement Agreement set forth therein or in any of the agreements contemplated by the SFF Arrangement Agreement.

(ix)	As it relates to facts or circumstances pertaining to SFF or the SFF Transaction, and all related matters, “to the knowledge of the Company” shall mean the knowledge of the Company to the extent gained in the course of their due diligence review made in the course of conducting due diligence in connection with the SFF Transaction.

(ddd)	Continuous Disclosure. The Company will promptly file all reports required to be filed by it with the Canadian Qualifying Authorities and the Commission under applicable Securities Laws for so long as the delivery of a prospectus relating to the Offered Shares is required to be delivered by an Agent under applicable Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), and during such same period will notify the Agents, promptly after it receives notice thereof, of the issuance by the Canadian Qualifying Authorities, the Commission or any other regulatory authority of any stop order or of any order preventing or suspending the use of any prospectus relating to the Common Shares, of the suspension of the qualification of the Common Shares for offering or sale in any of the Canadian Qualifying Jurisdictions or the United States, of the initiation or threat, to the knowledge of the Company, of any proceeding for any such purpose, or of any request by the Canadian Qualifying Authorities, Commission or any other regulatory authority for the amending or supplementing of the Prospectuses or for additional information relating to the Common Shares; and the Company will use commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Common Shares or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Common Shares or suspending any such qualification, to use commercially reasonable efforts to obtain the withdrawal of such order as soon as possible.

(eee)	Filings. There are no reports or information that in accordance with the requirements of applicable Securities Laws must be made publicly available in connection with the Offering that have not been made publicly available as required; and there are no documents required to be filed as of the date hereof with any of the Canadian Qualifying Authorities, the Commission, Cboe Canada, NASDAQ or any other regulatory authority in connection with the Offering that have not been filed as required.

(fff)	Cease Trade Orders. No order preventing, ceasing or suspending trading in any securities (including the Offered Shares) of the Company or prohibiting the issue and sale of securities by the Company is issued and outstanding and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Company, are pending, contemplated or threatened.

(ggg)	Forward-Looking Information and Statements. All forward-looking information and statements of the Company and the Material Subsidiaries contained in the Public Record and the Prospectuses, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, and the Company has updated such forward-looking information and statements as required by and in compliance with Securities Laws.

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(hhh)	Commissions. Except for the Agents as provided in this Agreement, there is no person acting for the Company entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder.

(iii)	Anti-Bribery Laws. None of the Company, any of the Material Subsidiaries or any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of the Material Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the Corruption of Foreign Public Officials Act (Canada) and the rules and regulations thereunder or any other applicable anti-bribery or anticorruption provisions of applicable law (collectively, “Anti-Bribery Laws”) and the Company, the Material Subsidiaries and their respective affiliates have conducted their businesses in compliance with Anti-Bribery Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(jjj)	Money Laundering Laws. The operations of the Company and the Material Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the United States Currency and Foreign Transactions Reporting Act of 1970, as amended, and the rules and regulations thereunder, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the rules and regulations thereunder and the money laundering statutes of all jurisdictions in which the Company or any of the Material Subsidiaries does business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of the Material Subsidiaries or any of their respective properties, assets or operations (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any such arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency involving the Company or any of the Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(kkk)	Sanctions. None of the Company, any of the Material Subsidiaries, any director or officer of the Company or any of the Material Subsidiaries or, to the Company’s knowledge, any agent, employee, affiliate or other person acting on behalf of the Company or any of the Material Subsidiaries, (i) is currently subject to any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), Canada (including sanctions administered or enforced by the Office of the Superintendent of Financial Institutions or other relevant sanctions authority) or any other country (collectively, “Sanctions”), including Sanctions with respect to Russia, Crimea, Ukraine, Russian persons or Ukrainian persons or (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, including Russia, Crimea or Ukraine.

(lll)	Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipts to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. The Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement is in effect. No proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by any Canadian Qualifying Authority, the Commission or similar regulatory authority or Cboe Canada, NASDAQ, or the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale (as defined herein) and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Offered Shares and to the Company and will be accurate in all material respects. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Offered Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer. “Time of Sale” means the time of the applicable Agent’s initial entry into contracts with investors for the sale of such Offered Shares. There is no fact known to the Company which the Company has not or will not disclose in the Prospectuses which results or will result in a Material Adverse Effect or, so far as the Company can reasonably foresee, could reasonably be expected to either result in a Material Adverse Effect or materially adversely affect the ability of the Company to perform its obligations under this Agreement. The Company has a reasonable basis for disclosing any forward-looking information in the Canadian Prospectus and is not, as of the date hereof, required to update any such forward-looking statements pursuant to NI 51-102.

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(mmm)	Accuracy. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, and the U.S. Prospectus, on its date, or the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, as amended or supplemented, conformed or will conform in all material respects with the requirements of the Rules and Regulations; the Form F-X conformed with the requirements of Form F-X; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on its date and the date of filing thereof with the Commission on EDGAR, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to any Offered Shares, together with the public offering price of such Offered Shares, the “Disclosure Package”), in each case at each Time of Sale and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Agents furnished in writing to the Company by or on behalf of the Agents specifically for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or any amendment or supplement thereto.

(nnn)	Permitted Free Writing Prospectus. Each Permitted Free Writing Prospectus, if any, as of its issue date and at all subsequent times through the completion of the offering of the Offered Shares or until any earlier date that the Company notified or notifies the Agents as described in Section 3(bb) did not, does not and will not include any material information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, in each case including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, or includes an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Permitted Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Agents specifically for inclusion therein.

(ooo)	Investment Company. The Company is not and, after giving effect to application of the net proceeds of the offering of the Offered Shares as described in the Offering Documents, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is not and will not be an entity “controlled” by an “investment company” within the meaning of the Investment Company Act.

(ppp)	Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications, in all cases to the extent they are applicable to the Company.

(qqq)	Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

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(rrr)	Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

Any certificate signed by any officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed a representation and warranty by the Company, as the case may be, to the Agents as to the matters covered thereby.

3.	Agreements of the Company. The Company covenants and agrees with the Agents as follows:

(a)	Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) under the Act and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR+ or EDGAR) and the Company will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed, and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the “Canadian Shelf Procedures”) or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed. The Company further agrees to notify the Agents and their counsel in writing as soon as reasonably practicable, and, in any event, within two Business Days, in the event it is provided notice or otherwise becomes aware that the Translation Decision has been modified, amended, cancelled or terminated in any manner whatsoever.

(b)	Material Change. The Company agrees that if, throughout the period during which an Agency Transaction Notice is pending or effective (and not suspended), it receives notice of, or discovers, any material change, or any event or the discovery of any fact which it believes is or could reasonably be expected to be material or would require the making of any amendment, supplement or revision to any of the Prospectuses under applicable Securities Laws, the Company will promptly notify the Agents in writing of the full particulars thereof. Unless otherwise advised by the Company, the Agents will be entitled to assume that there has been no material change in such information and entitled to rely thereon. The Company will not, without the prior written consent of the Agents, such consent not to be unreasonably withheld or delayed, take any action which would have the effect of causing a material change in the business and affairs of the Company or any Material Subsidiary while an Agency Transaction Notice is in effect.

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(c)	Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or any Canadian Qualifying Authority of any stop order or of any order preventing or suspending the use of any of the Prospectuses or any other prospectus in respect of the Offered Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Offered Shares for offering or sale in the United States or any of the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or any Canadian Qualifying Authority for the amending or supplementing of the Registration Statement or any of the Prospectuses or for additional information relating to the Offered Shares. If there is an Agency Transaction Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 1(a)(vi) or Section 7, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of any of the Prospectuses or any other prospectus in respect of the Offered Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or any Canadian Qualifying Jurisdiction, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Offered Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Offered Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or any Canadian Qualifying Jurisdiction, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Offered Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(d)	Subsequent Changes. Within the time during which a prospectus relating to the Offered Shares is required to be delivered by the Agents under the U.S. Securities Laws (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act) or the Canadian Securities Laws (disregarding, for such purpose, section 9.2(1) of NI 44-102), the Company will comply in all material respects with all requirements imposed upon it by Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with any Canadian Qualifying Authority pursuant to the Canadian Securities Laws, as appropriate, and will use its commercially reasonable efforts to cause the Offered Shares to be listed on NASDAQ. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly notify the Agents to suspend the offering of Offered Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request. The Company will also timely file with NASDAQ all material documents and notices required by NASDAQ of companies that have or will issue securities that are traded on NASDAQ.

(e)	Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) electronic copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement and the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Offered Shares is required to be delivered under U.S. Securities Laws (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or Canadian Securities Laws (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR+ or EDGAR.

(f)	Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement, the Act and Canadian Securities Laws.

(g)	Availability of Earnings Statements. The Company shall make generally available to holders of its securities and the Agents as soon as may be practicable but in no event later than the last day of the fifteenth full calendar month following the calendar quarter in which the most recent effective date of the Registration Statement occurs in accordance with Rule 158 of the Rules and Regulations, an earnings statement (which need not be audited but shall be in reasonable detail) covering a period of 12 months, and satisfying the provisions of Section 11(a) of the Act (including Rule 158 of the Rules and Regulations).

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(h)	Compliance with “Blue Sky” Laws. The Company shall cooperate with the Agents and their counsel in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Offered Shares for the offering and sale under the securities or “blue sky” laws of such jurisdictions in the United States, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Offered Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Offered Shares). The Company will advise the Agents promptly of the suspension of the qualification or registration of (or any exemption relating to) the Offered Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its reasonable efforts to obtain the withdrawal thereof as soon as reasonably practicable.

(i)	Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to an Agent in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and the Material Subsidiaries, taken as a whole, or the Common Shares.

(j)	Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Agents, all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus, the Prospectuses and any amendment or supplement thereto and any amendment or supplement to the Registration Statement or the Prospectuses, including the filing fees payable to the Commission relating to the Offered Shares within the time required by Rule 456 of the Rules and Regulations, (ii) the preparation and delivery of certificates representing the Offered Shares, (iii) the preparation of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectuses, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the Offering, (v) the listing of the Offered Shares on Cboe Canada or NASDAQ, (vi) any filings required to be made by the Agents with the Canadian Qualifying Authorities or the Financial Industry Regulatory Authority, Inc. (“FINRA”), and the fees, disbursements and other charges of counsel for the Agents in connection therewith or incidental thereto, (vii) the registration or qualification of the Offered Shares for offer and sale under the Act and the securities or “blue sky” laws of such jurisdictions designated pursuant to subsection (h) of this Section 3, and, if requested by the U.S. Agents, the preparation and printing of preliminary, supplemental and final “blue sky” or legal investment memoranda, (viii) counsel to the Company, (ix) The Depository Trust Company, CDS and any other depositary, transfer agent or registrar for the Offered Shares, (x) the marketing of the offering of the Offered Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (xi) all reasonable and documented out-of-pocket fees, disbursements and other charges of the Agents incurred in connection with this Agreement, the Registration Statement, the Prospectuses and the offering of the Offered Shares, including without limitation, due diligence expense, meals, hotels, airfare, ancillary out-of-pocket expenses, the fees and disbursements of counsel to the Agents and all applicable taxes (to a maximum of: (i) with respect to the execution of this Agreement, payable upon such execution of this Agreement, $37,500 for the fees of the Agents’ United States and Canadian legal counsel, in each case exclusive of taxes and disbursements and exclusive of any amounts previously incurred and for which the Company has paid to the Agents prior to the date of this Agreement including, without limitation, in connection with the May 2024 Agreement and the Equity Distribution Agreement, dated as of June 29, 2023, by and between the Company and the Canadian Agent; and (ii) $10,000 for the fees of the Agents’ legal counsel, exclusive of taxes and disbursements, in connection with each Representation Date), (xii) all fees, costs and expenses for consultants used by the Company in connection with the Offering.

(k)	Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Offered Shares to be sold by the Company in the manner set forth in the Prospectuses under the heading “Use of Proceeds and Business Objective and Milestones” and the Company does not intend to use any of the proceeds from the sale of the Offered Shares to repay any outstanding debt owed to the Agents or any affiliate of the Agents.

(l)	Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agents to sell Offered Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(m)	Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by the Agents or their counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and SFF, and, upon reasonable request, representatives of the accountants for the Company and SFF, and an update on diligence matters with representatives of the Agents and their counsel and (ii) at each Representation Date (as defined herein) or otherwise as the Agents may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and representatives of the accountants for the Company for one or more due diligence sessions with representatives of the Agents and their counsel.

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(n)	Clear Market. The Company shall not offer to sell, sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire shares of Common Shares or any other securities of the Company that are substantially similar to the Common Shares or permit the registration under the Act of any Common Shares (each, a “Proposed Transaction”), without giving the Agents by written notice or by news release sent to the Agents at least three Business Days prior written notice to the issuance date specifying the nature and date of such Proposed Transaction; except that if the Company is proposing to issue securities under a “bought deal” or other financing transaction where the Company is not aware of the Proposed Transaction sufficiently in advance to allow for three Business Days prior notice, then the Company shall notify the Agents as soon as possible upon becoming aware of the Proposed Transaction and in any event prior to accepting any offer or entering into any agreement with respect to the Proposed Transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) qualify the offering and sale of the Offered Shares through the Agents pursuant to this Agreement, (ii) issue Common Shares upon the exercise or settlement of an option, warrant or restricted share unit or the conversion of a convertible security outstanding on the date hereof and referred to in the Prospectuses, or (iii) issue Common Shares, options, restricted share units or other securities convertible into or exchangeable for Common Shares pursuant to a Plan or pursuant to the Advisory Agreement. If notice of a proposed transaction is provided by the Company pursuant to this Section 3(n), the Agents may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agents. “Business Day” means any day other than a Saturday, Sunday or statutory or civil holiday in the City of Vancouver, British Columbia.

(o)	Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the Offering under this Agreement (and upon the recommencement of the Offering under this Agreement following any suspension of sales under Section 1(a)(vi)), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(p)	Required Filings Relating to Sale of Offered Shares. To the extent required by applicable Securities Laws, in each annual and interim financial statement and related management discussion and analysis or annual information form or report filed by the Company in respect of any quarter or year, as applicable, in which sales of Offered Shares were made by the Agents under this Agreement, the Company shall set forth with regard to the most recent applicable quarter or year, as applicable, the number of Offered Shares and the average selling price of the Offered Shares sold through the Agents under this Agreement, the gross and net proceeds received by the Company and the compensation paid by the Company to the Agents with respect to sales of Offered Shares pursuant to this Agreement. For so long as the Offered Shares are listed on Cboe Canada or NASDAQ, the Company will provide Cboe Canada or NASDAQ with all information it requires with respect to the Offering within the timelines prescribed by Cboe Canada or NASDAQ.

(q)	Representation Dates; Certificate. Upon the execution of this Agreement and during the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Offered Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Offered Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Offered Shares; (ii) files or amends annual financial statements pursuant to Securities Laws; (iii) unless otherwise waived by the Agents in writing, files or amends interim financial statements pursuant to Securities Laws; or (iv) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii), as well as any date on which a request is made pursuant to (iv), above shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form contemplated under Section 4(d). The requirement to furnish the certificate set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Offered Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or the Agents sell any Offered Shares, the Company shall provide the Agents with the certificate set out in this Section 3(q).

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(r)	Legal Opinions. Upon execution of this Agreement and within three Trading Days after any Representation Date, the Company shall cause to be furnished to the Agents, dated the date the opinions are so furnished and addressed to the Agents, in form and substance satisfactory to the Agents and their counsel, acting reasonably, (i) the written opinion of DLA Piper (Canada) LLP, Canadian counsel for the Company and other local counsel, as required, and (ii) the written opinion of Hodgson Russ LLP, U.S. counsel for the Company, each as described in Section 4(e), with respect to the Company and the Offering but modified as necessary to relate to the Registration Statement and the Prospectuses as amended and supplemented to the date of such opinion and with respect to the Material Subsidiaries or, in lieu of such opinions, counsel last furnishing such opinion to the Agents and their counsel may furnish the Agents with a letter addressed to the Agents and their counsel to the effect that the Agents and their counsel may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(r) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Offered Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sells any Offered Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(r).

(s)	Negative Assurance Letter. Upon execution of this Agreement and within three Trading Days after (i) each Amendment Date and (ii) each time the Company files or amends an annual report on Form 40-F or 20-F, (x) the Company shall cause to be furnished to the Agents, dated as of such date and addressed to the Agents, in form and substance reasonably satisfactory to the Agents, the written negative assurance letter of Hodgson Russ LLP, U.S. counsel to the Company, as described in Section 4(e) and (y) Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Agents, as described in Section 4(e), shall furnish to the Agents, dated as of such date and addressed to the Agents, in form and substance reasonably satisfactory to the Agents, its written negative assurance letter. The requirement to furnish the documents set out in this Section 3(s) shall be waived for any Amendment Date or date specified in Section 3(s)(ii) occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered an Amendment Date), and the next occurring Amendment Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Offered Shares following an Amendment Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sells any Offered Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(s).

(t)	Comfort Letters.

(i)	Upon execution of this Agreement and within three Trading Days after each Representation Date, the Company shall cause its auditors, ZH CPA, LLC, as well as any predecessor auditors, if applicable, to furnish the Agents a letter (together, the “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company, its Material Subsidiaries and, if applicable, the pro forma financial statements prepared in connection with the SFF Transaction contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two Business Days prior to the date of such letter, (A) stating that such auditors are independent public accountants within the meaning of the Canadian Securities Laws, the Act and the Rules and Regulations, and that, in their opinion, the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the Canadian Securities Laws, the Act and the Rules and Regulations and with the applicable accounting requirements of the Canadian Securities Laws, the Act and the Exchange Act and the related published rules and regulations adopted by the Canadian Securities Administrators and the Commission (the first such letter, the “Initial Comfort Letter”) and (B) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(t)(i) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Offered Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or the Agents sell any Offered Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(t)(i).

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(ii)	Additionally, upon execution of this Agreement and within three Trading Days after each Representation Date, the Company shall cause the auditors of SFF, Grant Thornton LLP, to furnish the Agents a letter (the “SFF Comfort Letter”) dated the date the SFF Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to SFF, its subsidiaries and, if applicable, the pro forma financial statements prepared in connection with the SFF Transaction contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (y) stating that such auditors are independent public accountants within the meaning of the Canadian Securities Laws, the Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of SFF incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the Canadian Securities Laws, the Act and the related regulations thereunder and with the applicable accounting requirements of the Canadian Securities Laws, the Act and the Exchange Act and the related published rules and regulations adopted by the Canadian Securities Administrators and the Commission (the first such letter, the “Initial SFF Comfort Letter”) and (z) updating the Initial SFF Comfort Letter with any information which would have been included in the Initial SFF Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(t)(ii) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Offered Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or the Agents sell any Offered Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(t)(ii).

(u)	Additional Materials. Upon execution of this Agreement and within three Trading Days after each Representation Date in connection with which the Company is required to deliver the materials set out in Sections 3(q), 3(r), 3(s) or 3(t), the Company shall deliver to the Agents and their counsel:

(i)	a certificate of good standing (or equivalent) dated within two Business Days of the applicable delivery date in respect of the Company and each Material Subsidiary;

(ii)	certificates or lists issued under Canadian Securities Laws stating or evidencing that the Company is a “reporting issuer” in each Canadian Qualifying Jurisdiction and not in default under Canadian Securities Laws;

(iii)	a certificate from the transfer agent of the Company dated within two Business Days of the applicable delivery date as to the number of Common Shares issued and outstanding as of such date; and

(iv)	one or more accurate certificates, dated such date and signed by two executive officers of the Company, in form and substance satisfactory to the Agents with respect to the constating documents of the Company and the Material Subsidiaries, all resolutions of the Company’s board of directors relating to the Registration Statement, the Prospectuses, the Offering and otherwise pertaining to the purchase and sale of the Offered Shares and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers and such other matters as the Agents may reasonably request.

(v)	Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that would reasonably be expected to cause or result in, under Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares or (ii) sell, bid for, or purchase the Offered Shares, or pay anyone any compensation for soliciting purchases of the Offered Shares other than the Agents.

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(w)	Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an “investment company” under the Investment Company Act and the rules and regulations of the Commission promulgated thereunder.

(x)	Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agents), the Company shall have (i) obtained from its board of directors or a duly authorized committee thereof all necessary corporate authority for the sale of the Offered Shares pursuant to the relevant Agency Transaction, and (ii) provided to the Agents a copy of the relevant board or committee resolutions or other authority.

(y)	Offer to Refuse to Purchase. If, to the knowledge of the Company, any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Offered Shares from the Company as the result of an offer to purchase solicited by the Agents the right to refuse to purchase and pay for such Offered Shares.

(z)	Consent to the Agents’ Trading. The Company consents, to the extent permitted under Securities Laws, the rules of Cboe Canada and of NASDAQ, and under this Agreement, to the Agents trading in the Common Shares of the Company: (i) for the account of their clients at the same time as sales of Offered Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts, provided that in the case of clause (ii), no such purchase or sale shall take place by an Agent while such Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent, and provided further that in the case of Sections 3(z)(i) and (ii), by providing such consent, the Company will incur no liability on behalf of such Agent or its clients resulting from such trading activity.

(aa)	Actively-Traded Security. The Company shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule A attached hereto if the Offered Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgement of each party.

(bb)	Permitted Free Writing Prospectuses.

(i)	The Company represents and agrees that it has not made and, unless it obtains the prior written consents of the Agents, shall not make, any offer relating to the Common Shares that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consents of the Agents hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule C hereto. Any such free writing prospectus consented to by the Agents is herein referred to as a “Permitted Free Writing Prospectus”. The Company represents and agrees that (A) it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations and (B) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping. The Company agrees not to take any action that would result in the Agents or the Company being required to file pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(ii)	The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement or the Prospectuses, including, in each case, any document incorporated by reference therein that has not been superseded or modified. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii)	The Company agrees that if at any time following issuance of a Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents a Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

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(cc)	Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Offered Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus reviewed and consented to by the Agents and included in an Agency Transaction Notice, provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

(dd)	Purchases under Normal Course Issuer Bid. Without having first agreed with the applicable Agent, acting reasonably, as to the appropriate adjustments, if any, to be made to the parameters set forth in the applicable Agency Transaction Notice, the Company will not purchase Common Shares, and not permit any of its affiliates or any person acting on its behalf to purchase Common Shares, under a normal course issuer bid throughout (i) any period during which an Agency Transaction Notice is pending or effective and (ii) the period beginning on the second Business Day immediately prior to the date on which any Agency Transaction Notice is delivered to an Agent hereunder and ending on the second Business Day immediately following the final Settlement Date with respect to the Offered Shares sold pursuant to such Agency Transaction Notice, and (iii) during the “restricted period” (as set forth in Rule 100 of Regulation M), which will be either one “business day” or five “business days” (depending on whether or not the Company’s average daily trading volume value is $100,000 or more and it has a public float of $25 million or more at the time of such Agency Transaction Notice) immediately prior to the date on which any Agency Transaction Notice is delivered to the Agents hereunder and ending on the second Business Day immediately following the final Settlement Date with respect to the Offered Shares sold pursuant to such Agency Transaction Notice to purchasers and the completion of any stabilization arrangements and trading restrictions in connection with such distribution contemplated by such Agency Transaction Notice.

(ee)	Listing of Offered Shares. Prior to the date of the first Agency Transaction Notice, the Company shall have filed a Listing of Additional Shares Notification form with NASDAQ.

4.	Conditions to the Agents’ Obligations. The obligations of the Agents hereunder are subject to the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, the performance of the Company of its obligations hereunder and the following additional conditions (or waiver thereof by the Agents in their sole discretion):

(a)	Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with Canadian Securities Laws and this Agreement and all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and Agent’s counsel and the Translation Decision shall remain in full force and effect without amendment.

(b)	No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectuses, except as described in the Registration Statement and the Prospectuses, there shall not have been a Material Adverse Change.

(c)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, any Canadian Qualifying Authority or any other federal, provincial, state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, any Canadian Qualifying Authority or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Offered Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or any document incorporated or deemed to be incorporated therein by reference so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each of the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

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(d)	Officers’ Certificates. The Agents shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to the Agents, to the effect set forth in Sections 4(b) and (c) and to the effect that:

(i)	each signatory of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

(ii)	as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)	each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct; and

(iv)	each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e)	Legal Opinions/Negative Assurance Letters. The Agents shall have received the opinions of counsel and negative assurance letter to be delivered pursuant to Sections 3(r) and 3(s) respectively on or before the date on which such delivery of such opinions or negative assurance letters are required pursuant to Sections 3(r) and 3(s), as applicable.

(f)	Comfort Letter(s). The Agents shall have received the Comfort Letter(s) required to be delivered pursuant to Section 3(t) on or before the date on which such delivery of such letter(s) is required pursuant to Section 3(t).

(g)	Additional Materials. The Agents shall have received the materials and documents required to be delivered pursuant to Section 3(u) on or before the date on which such delivery of such materials and documents is required pursuant to Section 3(u).

(h)	Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(m).

(i)	Compliance with “Blue Sky” Laws. The Offered Shares shall be qualified for sale in such states and jurisdictions in the United States, as the Agents may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(j)	Stock Exchange Listing. The Offered Shares shall have been (i) duly authorized and approved for listing on Cboe Canada and NASDAQ, subject only to notice of issuance, or (ii) the Company shall have filed an application for listing of the Offered Shares on Cboe Canada or NASDAQ at, or prior to, the applicable Settlement Date and Cboe Canada and NASDAQ shall have reviewed such application and not provided any objections thereto. The Company will maintain the listing of the Offered Shares on the Cboe Canada and NASDAQ, and the Company will keep available, at all times, free of preemptive rights, Common Shares for the purpose of enabling the Company to satisfy its obligations under this Agreement.

(k)	Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10, the Act and required by any Canadian Qualifying Authority to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, and the Securities Laws.

(l)	FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(m)	Regulation M. The Common Shares shall qualify as an “actively-traded security” excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

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(n)	Additional Certificates. The Company shall have furnished to the Agents such certificate or certificates, in addition to those specifically mentioned herein, as the Agents may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agents.

(o)	Press Release. Concurrently with the execution of this Agreement, the Company shall have issued and disseminated, and filed with the Canadian Qualifying Authorities, a news release, in form and substance acceptable to the Agents, acting reasonably, (i) announcing that the Company has entered into this Agreement, (ii) indicating that the Prospectuses have been or will be filed, (iii) specifying where and how a purchaser of Offered Shares may obtain a copy of this Agreement and the Prospectuses and (iv) if applicable, that the completion of the distribution of Offered Shares would constitute a material fact or material change; provided, however, that such press release shall comply with Rule 134 under the Act. Promptly after execution of this Agreement, and in any event before any sales of Offered Shares are made hereunder, the Company shall file this Agreement with the Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws.

5.	Representations, Warranties and Covenants of the Agents.

(a)	The Canadian Agent hereby represents, warrants and covenants to the Company that:

(i)	it is and will remain so, while this Agreement remains in effect, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder with respect to the sale of Offered Shares in Canada;

(ii)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(iii)	it will comply with applicable Canadian Securities Laws in connection with the transactions contemplated under this Agreement in all jurisdictions in which the Offered Shares may be sold.

(b)	Each U.S. Agent hereby represents, warrants and covenants to the Company that:

(i)	it is and will remain so, while this Agreement remains in effect, appropriately registered under applicable U.S. Securities Laws so as to permit it to lawfully fulfill its obligations hereunder with respect to the sale of Offered Shares in the United States;

(ii)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(iii)	it will comply with applicable U.S. Securities Laws in connection with the transactions contemplated under this Agreement in all jurisdictions in which the Offered Shares may be sold.

6.	Indemnification.

(a)	Indemnification of the Agents. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under Securities Laws or any other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Offered Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Offered Shares in the offering to any person by the Agents and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by the Agents expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus; and, provided further, that none of the foregoing indemnities shall apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the losses, liability, claims, damages or expenses resulted from the gross negligence, fraud or willful misconduct of an indemnified party claiming indemnity, in which case this indemnity agreement shall cease to apply to such indemnified party in respect of such claim. For greater certainty, the Company and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Prospectuses contained no misrepresentation shall constitute “gross negligence”, “fraud” or “wilful misconduct” for the purposes of this Section 6 or otherwise disentitle the Agents from indemnification hereunder. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

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(b)	Indemnification of the Company. Each Agent shall, severally and not jointly, indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each director of the Company and each officer of the Company who signs the Registration Statement to the same extent as the foregoing indemnity from the Company to the Agents, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to an Agent furnished in writing to the Company by an Agent expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses. This indemnity will be in addition to any liability that the Agents might otherwise have. The Company acknowledges that the names of the Agents set forth on the front and back covers and on the certificate of the Agents in the Prospectus Supplements constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c)	Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 6 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 6, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 6 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party or results in any increase in the liability under this indemnity that the indemnifying party would not otherwise have incurred had the indemnified party given the required notice. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. Notwithstanding the foregoing sentence, it is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified parties in the event that the indemnifying party is responsible for such firm’s fees, disbursements and other charges pursuant to the foregoing sentence. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 6 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (A) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (B) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 6(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (1) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (2) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (3) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

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(d)	Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 6 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agents, such as persons who control the Company within the meaning of the Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the sum of (i) the total compensation actually received by the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions actually received by the Agents as set forth in the table on the cover page of the Prospectuses. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this Section 6(d) shall be deemed to include, for purpose of this Section 6(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 6(d), the Agents shall not be required to contribute any amount in excess of the sum of (i) the total compensation to the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions received by the Agents as set forth in the table on the cover page of the Prospectuses, and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 6(d), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 6(d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this Section 6(d) unless, and only to the extent that, such omission results in any increase in the liability to contribute pursuant to this Section 6(d) that the party would not otherwise have had the other contributing party given notice. No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

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7.	Termination.

(a)	The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agents. Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Offered Shares have been previously sold hereunder, only Section 3(j) (Reimbursement of Certain Expenses) shall survive), 6 (Indemnification), 8(b) (Consent to Jurisdiction), 8(c) (No Third Party Beneficiaries), 8(d) (Survival of Representations and Warranties), 8(e) (Disclaimer of Fiduciary Relationship), 8(f) (Governing Law) and 8(h) (Judgment Currency) of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)	The Agents may terminate their obligations under this Agreement in their sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to another party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Offered Shares have been previously sold hereunder, only Section 3(j) (Reimbursement of Certain Expenses) shall survive), 6 (Indemnification), 8(b) (Consent to Jurisdiction), 8(c) (No Third Party Beneficiaries), 8(d) (Survival of Representations and Warranties), 8(e) (Disclaimer of Fiduciary Relationship), 8(f) (Governing Law) and 8(h) (Judgment Currency) of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)	This Agreement shall remain in full force and effect until the earliest to occur of (i) termination of this Agreement pursuant to Section 7(a) or (b) above or otherwise by mutual written agreement of the parties, and (ii) such date that the aggregate gross sales proceeds of the Offered Shares sold pursuant to this Agreement equals the Maximum Amount, in each case except that (A) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (B) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Offered Shares have been previously sold hereunder, only Section 3(j) (Reimbursement of Certain Expenses) shall survive), 6 (Indemnification), 8(b) (Consent to Jurisdiction), 8(c) (No Third Party Beneficiaries), 8(d) (Survival of Representations and Warranties), 8(e) (Disclaimer of Fiduciary Relationship), 8(f) (Governing Law) and 8(h) (Judgment Currency) of this Agreement shall remain in full force and effect notwithstanding such termination. The Company and the Agents agree that, if the Company files a new base shelf prospectus and prospectus supplement to such new base shelf prospectus, then this Agreement shall continue to apply, provided that (A) the parties hereto will make consequential amendments to this Agreement in respect thereof, and (B) pending such new base shelf prospectus and prospectus supplement being declared effective by the Reviewing Authority and receipts being issued or deemed to be issued by the Canadian Qualifying Authorities in respect of such new base shelf prospectus and prospectus supplement, no Agency Transaction Notice shall be given by the Company.

(d)	Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Offered Shares, such sale shall settle in accordance with the provisions of Section 1.

8.	Miscellaneous.

(a)	Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or emailed:

(i)	if to the Agents, at the offices of:

Research Capital Corporation

1075 West Georgia Street, Suite 1920

Vancouver, British Columbia V6E 3C9

Attention:	Jovan Stupar, Managing Director, Venture Investment Banking
Email:	jstupar@researchcapital.com

- and -

Research Capital USA Inc.

199 Bay Street, Suite 4500

Commerce Court West, Box 368

Toronto, Ontario M5L 1G2

Attention:	Andrew Selbie, Chief Executive Officer
Email:	aselbie@researchcapital.com

- and -

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H.C. Wainwright & Co., LLC

430 Park Avenue

New York, NY 100221

Attention:	Chief Executive Officer
Email:	notices@hcwco.com

with a copy to:

MLT Aikins LLP

1066 West Hastings Street, Suite 2600

Vancouver, British Columbia V6E 3X1

Attention:	Mahdi Shams
Email:	mshams@mltaikins.com

- and -

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

200 Bay St, South Tower, Suite 2800

Toronto, Ontario M5J 2J3

Attention:	Eric Foster / Jeffrey Cohan
Email:	efoster@mintz.com / jdcohan@mintz.com

or if sent to the Company, at the office of the Company:

Solarbank Corporation

505 Consumers Road, Suite 803

Toronto, Ontario, M2J 4Z2

Attention:	Dr. Richard Lu, Chief Executive Officer
Email:	richard.lu@solarbankcorp.com

with a copy to:

DLA Piper (Canada) LLP

666 Burrard Street, Suite 2800

Vancouver, British Columbia V6C 2Z7

Attention:	Denis Silva
Email:	denis.silva@dlapiper.com

- and -

Hodgson Russ LLP

22 Adelaide Street West, Suite 2050

Toronto, Ontario M5H 4E3

Attention:	Timothy Ho
Email:	tho@hodgsonruss.com

Any such notice or other communication shall be deemed given (i) on the Business Day that it was hand delivered, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the U.S. mail or through Canada Post (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which it was sent if sent prior to 5:00 p.m. (Toronto Time), or thereafter on the following Business Day.

1 Note to Wainwright: Please confirm who you’d like the notice provision to be addressed to.

31

(b)	Consent to Jurisdiction. Each of the parties irrevocably (i) agrees that any legal suit, action or proceeding against the other brought by one party or by any person who controls that party arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of the Province of British Columbia located in Vancouver, British Columbia, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 8(b) shall survive any termination of this Agreement, in whole or in part.

(c)	No Third-Party Beneficiaries. The Company acknowledges and agrees that the Agents are acting solely in the capacity of arm’s length contractual counterparties to the Company with respect to the Offering contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, the Agents are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Company with respect thereto. Any review by the Agents of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Company.

(d)	Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents or any of their controlling persons and shall survive delivery of and payment for the Offered Shares hereunder.

(e)	Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Agents, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agents owe no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agents has not assumed nor will they assume any advisory or fiduciary responsibility in favor of the Company with respect to the Offering contemplated by this Agreement or the process leading thereto (irrespective of whether the Agents or their affiliates have advised or are currently advising the Company on other matters) and the Agents has no obligation to the Company with respect to the Offering contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agents and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(f)	Governing Law. THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH PROVINCE. EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS FOR PURPOSES OF ANY ACTION ARISING FROM THIS AGREEMENT BROUGHT BY THE OTHER PARTY HERETO TO THE JURISDICTION OF THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA.

(g)	Currency. All references herein to “$” are to lawful money of the United States. All references herein to “C$” are to lawful money of Canada.

(h)	Judgment Currency. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages incurred by the Agents as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

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(i)	Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

(j)	Counterparts and Electronic Signature. This Agreement may be executed manually or electronically in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. The transmission by facsimile or e-mail of a copy of the execution page hereof reflecting the manual or electronic execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

(k)	Survival of Provisions Upon Invalidity of Any single Provision. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(l)	Waiver of Jury Trial. Each of the Company and each of the Agents hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or the transactions contemplated hereby.

(m)	Titles and Subtitles. The titles of the Sections of this Agreement are for convenience and reference only and are not to be considered in construing this Agreement.

(n)	Entire Agreement. Other than the terms set forth in each Agency Transaction Notice delivered hereunder, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement may not be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agents and the Company.

[Signature page follows]

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Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agents.

SOLARBANK CORPORATION

/s/ Richard Lu
by its authorized signatory
Name:	Dr. Richard Lu
Title:	Chief Executive Officer

Confirmed as of the date first above mentioned:

RESEARCH CAPITAL CORPORATION

/s/ Jovan Stupar
by its authorized signatory
Name:	Jovan Stupar
Title:	Managing Director, Venture Investment Banking

RESEARCH CAPITAL USA INC.

/s/ Andrew Selbie
by its authorized signatory
Name:	Andrew Selbie
Title:	Chief Executive Officer

H.C. WAINWRIGHT & CO., LLC

/s/ Edward D. Silvera
by its authorized signatory
Name:	Edward D. Silvera
Title:	Chief Operating Officer

[Signature Page to Second Amended and Restated Equity Distribution Agreement]

SCHEDULE A

AUTHORIZED COMPANY REPRESENTATIVES*

Name and Office / Title	E-mail Address	Telephone Numbers
Richard Lu, Chief Executive Officer	richard.lu@solarbankcorp.com	(416) 264-3880

Olen Aasen, General Counsel	olen.aasen@solarbankcorp.com	(604) 329-7239

* Notices to be provided to at least two of the above Company Representatives.

AUTHORIZED AGENT REPRESENTATIVES

The Authorized Agent Representatives of the Canadian Agent are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Jovan Stupar Managing Director, Venture Investment Banking	jstupar@researchcapital.com	(604) 662-1808

Savio Chiu Vice President, Venture Investment Banking	schiu@researchcapital.com	(778) 373-4088

The Authorized Agent Representatives of Research Capital USA Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Andrew Selbie Chief Executive Officer	aselbie@researchcapital.com	(416) 860-7615

Rose Barbieri Chief Compliance Officer	rbarbieri@researchcapital.com	(416) 860-6830

The Authorized Agent Representatives of H.C. Wainwright & Co., LLC are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Craig M. Schwabe Managing Director Charles Worthman Vice President	cs@hcwco.com cworthman@hcwco.com	(212) 356-0524 (212) 356-0512
with a copy to: atm@hcwco.com

A-1

SCHEDULE B

MATERIAL SUBSIDIARIES

Name of Material Subsidiary	Jurisdiction of Existence of Material Subsidiary	Date of Acquisition of Interest	Interest Held in Material Subsidiary (%)	Notes
Abundant Solar Power Inc.	Delaware	December 15, 2016	100%	Abundant Solar Power Inc. was incorporated to carry out the Corporation’s operations in the United States.
Abundant Construction Inc.	Ontario	November 8, 2018	100%	Abundant Construction Inc. was incorporated to act as the counter-party for certain of the Corporation’s construction agreements.

B-1

SCHEDULE C

ISSUER FREE WRITING PROSPECTUSES

Not applicable.

C-1

SCHEDULE D

[Company Letterhead]

[Research Capital Corporation

1075 West Georgia Street, Suite 1920

Vancouver, British Columbia V6E 3C9]

[Research Capital USA Inc.

199 Bay Street, Suite 4500

Commerce Court West, Box 368

Toronto, Ontario M5L 1G2]

[H.C. Wainwright & Co., LLC

430 Park Avenue

New York, NY 10022]

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with [Research Capital Corporation / Research Capital USA Inc. / H.C. Wainwright & Co., LLC] under, and pursuant to, that certain Second Amended and Restated Equity Distribution Agreement between the Company and the Agents, dated October [3], 2024 (the “Agreement”). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Offered Shares may be sold:	[_______], 20[__], [_______], 20[__] . . . [_______], 20[__]
Maximum [Number]/[Value] of Offered Shares to be sold in the Aggregate:	[_______]
Maximum [Number]/[Value] of Offered Shares to be sold on each Trading Day:	[_______]
Stock exchange:	[_______]
Floor Price:	[US/C]$[__.__]

[Remainder of Page Intentionally Blank]

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Very truly yours,

SOLARBANK CORPORATION

by its authorized signatory
Name:
Title:

Accepted and agreed as of

the date first above written:

[RESEARCH CAPITAL CORPORATION /
RESEARCH CAPITAL USA INC. / H.C. WAINWRIGHT & CO., LLC]

by its authorized signatory
Name:
Title:

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